UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
New 360

(Exact name of registrant as specified in its charter)

California	01-08893376

(State of incorporation or organization)	(IRS Employer Identification No.)

2777 North Ontario Street Burbank, CA	91504

(Address of principal executive offices)	(Zip Code)
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: ☐
Securities Act registration statement file number to which this form relates: 333-144547
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common Stock, no par value	Nasdaq Global Market
Series A Junior	Nasdaq Global Market
Participating Preferred Share Purchase Rights
Securities to be registered pursuant to Section 12(g) of the Act: None

ITEM 1.	Description of Registrant’s Securities to be Registered.
     Common Stock
     A description of the common stock, no par value (the “Common Stock”), of New 360, a California corporation (the “Company”), to be registered pursuant to this Form 8-A is contained in the section titled “Description of Capital Stock” in the prospectus that is included in Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-144547) filed with the Securities and Exchange Commission on July 26, 2007, and is incorporated herein by reference. Any prospectus subsequently filed by the Company pursuant to Rule 424(b) under the Securities Act of 1933 relating to such Registration Statement that includes a description of the Common Stock is also incorporated herein by reference.
     Series A Junior Participating Preferred Share Purchase Rights
     The Company may, by resolution of its Board of Directors, and without any further vote or action by its shareholders, authorize and issue, subject to certain limitations prescribed by law, up to an aggregate of 5,000,000 shares of preferred stock. The preferred stock may be issued in one or more classes or series of shares of any class or series. With respect to any classes or series, the Board of Directors may determine the designation and the number of shares, preferences, limitations and special rights, including dividend rights, conversion rights, voting rights, redemption rights and liquidation preferences. Because of the rights that may be granted, the issuance of preferred stock may delay, defer or prevent a change of control. No shares of preferred stock are outstanding, and the Company presently has no plans to issue shares of preferred stock. In connection with the Rights Agreement described below, the Board of Directors has designated 400,000 shares of preferred stock as Series A Junior Participating Preferred Stock, no par value, as set forth in the Certificate of Determination that is attached as an exhibit to the Rights Agreement.
     On July 25, 2007, the Board of Directors of the Company declared a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock. The dividend is payable to the shareholders of record on August 7, 2007 (the “Record Date”), and with respect to Common Stock issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to Common Stock issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value (the “Preferred Shares”), of the Company at a price of $10 per one one-hundredth of a Preferred Share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”) dated as of July 25, 2007.
     Initially, the Rights will be attached to all certificates representing Common Stock then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Stock upon the earlier to occur of (i) ten days after a person or group of affiliated or associated persons, other than Haig S. Bagerdjian, has acquired beneficial ownership of 20% or more of the outstanding Common Stock (except pursuant to a Permitted Offer, as hereinafter defined) or (ii) 10 Business Days (as defined in the Rights Agreement) (or such later date as the Board of Directors may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (as hereinafter defined) (the earlier of such dates being called the “Distribution Date”). A person or group whose acquisition of Common Stock causes a Distribution Date pursuant to clause (i) above is an “Acquiring Person.” The date that a person or group becomes an Acquiring Person is the “Shares Acquisition Date.”
     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred solely with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date, even if such notation is not attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date (and to each initial record holder of certain Common Stock issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.
     The Rights are not exercisable until the Distribution Date and will expire at the close of business on August 6, 2017, unless earlier redeemed by the Company as described below.
     In the event that any person becomes an Acquiring Person (except pursuant to a tender or exchange offer which is for all outstanding Common Stock at a price and on terms which a majority of members of the Board of Directors (who are not also officers of the Company or an Acquiring Person or affiliate or associate thereof) determines to be adequate and in the best interests of the Company and its shareholders, other than such Acquiring Person, its affiliates and associates (a “Permitted Offer”)), each holder of a Right will thereafter have the right (the “Flip-In Right”) to receive upon exercise the number of shares of Common Stock (or, in certain circumstances, one one-hundredths of a share of Preferred Shares or other securities of the Company) having a market value (immediately before such triggering event) equal to two times the exercise price of the Right. At such time, all Rights that are beneficially owned by the Acquiring Person or any affiliate, associate or transferee thereof will be null and void.
     In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Stock immediately before the consummation of the transaction are not the holders of all of the surviving corporation’s voting power, or (ii) more than 50% of the Company’s assets or earning power are sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of Common Stock are not treated alike, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the “Flip-Over Right”) to receive, upon exercise, Common Stock of the acquiring company having a value equal to two times the exercise price of the Right. The holder of a Right will continue to have the Flip-Over Right only to the extent that the Flip-In Right has not previously been exercised.
     The Purchase Price payable and the number of Preferred Shares, shares of Common Stock or other securities issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price (or conversion price as the case may be), less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).
     The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, before the Distribution Date.
     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but, if greater, will be entitled to an aggregate dividend per share of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share; thereafter, the holders of the Preferred Shares and the holders of the Common Stock will share the remaining assets in the ratio of 1 to 1 (subject to adjustment) for each Preferred Share and share of Common Stock so held, respectively. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. In the event that the amount of accrued and unpaid dividends on the Preferred Shares is equivalent to six full quarterly dividends or more (whether or not consecutive), the holders of the Preferred Shares shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the Common Stock until all cumulative dividends on the Preferred Shares have been paid through the last quarterly dividend payment date or until non-cumulative dividends have been paid regularly for at least one year.
     With certain exceptions, no adjustment to the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are one one-hundredth or integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, a payment in cash will be made based on the market price of the Preferred Shares on the last Trading Day (as defined in the Rights Agreement) before the date of exercise.
     At any time before the earliest to occur of (i) a person becoming an Acquiring Person, (ii) the expiration of the Rights, or (iii) in certain circumstances, after the Shares Acquisition Date, the Company may redeem all but not less than all of the Rights at a price of $.0001 per Right, which redemption shall be effective upon the action of the Board of Directors.
     All of the provisions of the Rights Agreement may be amended by the Board of Directors before the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.
     A copy of the Rights Agreement was filed on July 26, 2007 with the Securities and Exchange Commission as an exhibit to the Company’s Amendment No. 1 to Registration Statement on Form S-1, Registration No. 333-144547. The preceding summary of the Preferred Shares and the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

ITEM 2.	Exhibits.

Exhibit No.	Exhibit Description
3.1	Articles of Incorporation of New 360 (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form 10 filed by New 360 on May 14, 2007)

3.2	Bylaws of New 360 (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form 10 filed by New 360 on May 14, 2007)

4.1	Form of New 360 Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1, Registration No. 333-144547, filed by New 360 on July 13, 2007)

4.2	Form of Rights Agreement between New 360 and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Registration Statement on Form S-1, Registration No. 333-144547, filed by New 360 on July 26, 2007)

4.3	Form of Certificate of Determination of Series A Junior Participating Preferred Stock of New 360 (attached as an exhibit to the Rights Agreement filed as Exhibit 4.2 hereto)

4.4	Form of Right Certificate (attached as an exhibit to the Rights Agreement filed as Exhibit 4.2 hereto)

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NEW 360
Date: July 26, 2007	By:	/s/ Alan R. Steel
		Name:	Alan R. Steel
		Title:	Executive Vice President and Chief Financial Officer

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